August 21, 2019
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Josh Shainess

Re:	Fluent, Inc. Registration Statement on Form S-3 File No. 333-233250

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Fluent, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Thursday, August 22, 2019, or as soon thereafter as possible.
Please notify John D. Tishler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (858) 720-8943 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Respectfully,

Fluent, Inc.

By:	/s/ Daniel J Barsky
Name:	Daniel J Barsky
Title:	General Counsel

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